OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

October 25, 2016

Via EDGAR

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Below please find a response to your comment, received via phone conference on October 15, 2016, to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer International Growth and Income Fund (the “Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on October 14, 2016. For your convenience, we have included your comment in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

STATEMENT OF ADDITIONAL INFORMATION

The Manager and the Sub-Adviser

1.	Please furnish the information required by Item 19(a)(3) of Form N-1A, which requires the method of calculating the advisory fee payable by the Fund. Please note that the staff considers sub-advisory fees to be payable by the Fund.

In the section entitled “The Sub-Advisory Agreement” in the SAI, the highlighted text below has been added to satisfy the requirements of Item 19(a)(3) of Form N-1A.

“Under the sub-advisory agreement, the Manager pays the Sub-Adviser a percentage of the net investment advisory fee (after all applicable waivers) that it receives from the Fund as compensation for the provision of investment advisory services. The sub-advisory fee is paid at a rate of eighty percent of the investment management fee collected by the Manager from the Fund. The fee paid to the Sub-Adviser under the sub-advisory agreement is paid by the Manager, not by the Fund.”

* * *

The Fund hereby undertakes, in a 497 filing, to amend the SAI filed with the Commission on October 14, 2016, to include the revised disclosure in bold above. Additionally, the Fund expects to acquire Board approval for the revision to the fee schedule in the Sub-Advisory Agreement at the next Board meeting, scheduled for November 14-15, 2016.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ John G. Kiernan

John G. Kiernan
Vice President & Associate Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Kramer Levin Naftalis & Frankel LLP